EXHIBIT 99.1

Equinor ASA: Information relating to dividend for third quarter 2021

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for third quarter 2021.

Dividend amount: 0.18

Declared currency: USD

Last day including rights: 10 February 2022

Ex-date: 11 February 2022

Record date: 14 February 2022

Payment date: 25 February 2022

Other information: Dividend per share in NOK will be communicated 18 February 2022.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act